Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 333-216708

Press Release

Midland States Bancorp, Inc. Receives Federal Reserve Approval for
Pending Acquisition of Centrue Financial Corporation

EFFINGHAM, Ill., Apr. 19, 2017 (GLOBE NEWSWIRE) — Midland States Bancorp, Inc. (NASDAQ:MSBI) (“Midland”) today announced that that it has received approval from the Federal Reserve to acquire Centrue Financial Corporation (“Centrue”) and its wholly owned subsidiary, Centrue Bank, based in Ottawa, Illinois.

“We have been working hard to complete our transaction with Centrue, and are pleased to have received Federal Reserve approval,” said Leon J. Holschbach, President and Chief Executive Officer of Midland.  “We believe the transaction provides a tremendous opportunity to expand our presence in our Illinois and St. Louis markets, and to continue superior customer service to Centrue’s customers with our combined group of bankers and wealth management professionals.”

The transaction is expected to close in mid-2017, and remains subject to the approval of the Illinois Department of Financial and Professional Regulation, the approval of Midland’s and Centrue’s shareholders, and the satisfaction of other customary closing conditions.

About Midland States Bancorp, Inc.

Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank. Midland had assets of approximately $3.2 billion, and its Midland Wealth Management Group had assets under administration of approximately $1.7 billion as of December 31, 2016.  Midland provides a full range of commercial and consumer banking products and services, merchant credit card services, trust and investment management, and insurance and financial planning services. In addition, commercial equipment leasing services are provided through Heartland Business Credit, and multi-family and healthcare facility FHA financing is provided through Love Funding, Midland’s non-bank subsidiaries. Midland has more than 80 locations across the United States. For additional information, visit www.midlandsb.com or follow Midland on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

Forward-Looking Statements

Readers should note that this press release includes “forward-looking statements,” including but not limited to statements about the proposed transaction with Centrue.  These statements are subject to many risks and uncertainties, including (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized within the expected time period or at all; (ii) the risk that integration of Centrue’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close for any other reason; (iv) the effect of the announcement of the transaction on customer relationships and operating results; (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (vi) other risks detailed from time to time in filings made by Midland and Centrue with the Securities and Exchange Commission (the “SEC”). Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “will,” “propose,” “may,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue,” or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Additional Information

This communication is being made in respect of the merger involving Midland and Centrue. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement includes a proxy statement of Midland and Centrue that also constitutes a prospectus of Midland, which will be sent to the shareholders of each of Midland and Centrue. The registration statement has not yet become effective and the joint proxy statement/prospectus included therein is in preliminary form. Shareholders are advised to read the joint proxy statement/prospectus because it contains important information about Midland, Centrue and the proposed transaction. This document and other documents relating to the merger filed by Midland and Centrue can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab or by accessing Centrue’s website at www.centrue.com under “Investor Relations” and then under the “SEC Filings” tab. Alternatively, these documents may be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com, or from Centrue, upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350 or by calling (815) 431-8400 or emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in

Midland’s definitive proxy statement relating to its 2017 annual meeting of shareholders filed with the SEC on March 17, 2017 and in Centrue’s Annual Report on Form 10-K filed with the SEC on March 2, 2017. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus regarding the proposed transaction.

CONTACT:

Douglas J. Tucker, Sr. V.P., Corporate Counsel, at dtucker@midlandsb.com or (217) 342-7321